UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 000-55830

SCYTHIAN BIOSCIENCES CORP.

(Name of Registrant)

200-366 Bay Street, Suite 400, Toronto, Ontario, Canada M5H 4B2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Copies to:

Harvey J. Kesner

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

SCYTHIAN BIOSCIENCES CORP.

On November 24, 2017, Scythian Biosciences Corp. (“Scythian”) filed its Interim Report (the “Report”) and its Management’s Discussion & Analysis (the “MD&A”) for its fiscal quarter beginning July 1, 2017 and ending on September 30, 2017. A copy of each of the Report and the MD&A is attached hereto as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Scythian files reports on Form 6-K with the US Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Exchange Act. The SEC reports of Scythian are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit Number	Description
99.1	Condensed Consolidated Interim Financial Statements for the quarter ended September 30, 2017
99.2	Management’s Discussion and Analysis for the three and six months ended September 30, 2017
99.3	Form 52 — 109F2 — Certification of Interim Filings — CEO
99.4	Form 52 — 109F2 — Certification of Interim Filings — CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCYTHIAN BIOSCIENCES CORP.

Date: November 28, 2017	By:	/s/ Jonathan Gilbert
Jonathan Gilbert
Chief Executive Officer